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                             August 10, 2022

       Jesse Sutton
       Chief Executive Officer
       PishPosh, Inc.
       1915 Swarthmore Avenue
       Lakewood, New Jersey 08701

                                                        Re: PishPosh, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 29,
2022
                                                            CIK No. 0001611282

       Dear Mr. Sutton:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 3

   1. We note your amended disclosure in response to comment 1. Please state the basis for your belief that
PishPosh has established itself as a leading e-commerce platform with an extraordinarily engaged
customer base of middle- and upper-class mothers. If the basis for your belief is your
experience in the industry, please include language to make that clear.
       Capitalization, page 23

   2. With regard to our prior comment 5, we note your capitalization table continues to include
                                                           accounts payable   ,
   accounts payable, related party    and    accrued expenses and other
 Jesse Sutton
PishPosh, Inc.
August 10, 2022
Page 2
         current liabilities.    Since these current liabilities are not part
of your capital structure,
         please remove these line items from your table.
Dilution, page 24

3. We note your response to our comment 6. We also note you disclose your net tangible book value as of December 31, 2021 was a deficit of $5.4 million. We are unable to recalculate this amount from the formula provided in your response. Please revise your amount for net tangible book value (deficit) accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

4. We note your amended disclosure in response to comment 10 and reissue the comment.
         Please discuss whether supply chain disruptions materially affect your outlook or business goals. In this regard, we note you disclose that "[t]o date, we have not experienced any material reduction in the available supply of products." This statement indicates the impact of supply chain constraints on your product supply, but does not clarify whether your outlook or business goals generally have been materially affected.
5. We note your amended disclosure in response to comment 7 and reissue in part. To provide additional context for investors, discuss your ability to repay your outstanding short-term promissory notes given the September 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.
Statements of Comprehensive Loss, page F-4

6. We note your response to our comment 13. It does not appear you have included pro forma income tax and net loss amounts following your GAAP net loss on the face of your
         Statement of Comprehensive loss. We therefore reissue our comment. Please expand your statement of comprehensive loss to include pro forma tax and net loss amounts for fiscal year 2021 and subsequent interim periods to be presented in future amendments.
         The pro forma presentation should be based on statutory rates in effect for the respective periods. You are also encouraged to include such pro forma presentation for fiscal year
         2020.
Note 8. Loan Payable
Promissory Notes, page F-12
FirstName LastNameJesse  Sutton
Comapany
7.        NamePishPosh,
      We note you discloseInc.
                           promissory notes outstanding in the amount of
$1,025,000 as of
AugustDecember  31, 2021.
      10, 2022 Page  2     Please disclose the interest rate(s) on these notes.
FirstName LastName
 Jesse Sutton
FirstName  LastNameJesse Sutton
PishPosh, Inc.
Comapany
August  10, NamePishPosh,
            2022          Inc.
August
Page  3 10, 2022 Page 3
FirstName LastName
       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louis Lombardo